Exhibit 12.1

Dominion Resources, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Six Months Ended June 30,	Twelve Months Ended June 30,	Years Ended December, 31
	2014 (a)	2014 (b)	2013(c)	2012(d)	2011(e)	2010(f)	2009(g)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income tax expense	$795	$2,316	$2,704	$2,265	$2,262	$5,178	$1,936
Distributed income from unconsolidated investees, less equity in earnings	(22)	(2)	17	(13)	(23)	(30)	(30)
Fixed charges included in income	485	953	930	880	867	835	892

Total earnings, as defined	$1,258	$3,267	$3,651	$3,132	$3,106	$5,983	$2,798

Fixed charges, as defined:
Interest charges	$470	$924	$899	$845	$818	$781	$838
Rental interest factor	15	29	31	35	49	54	54

Fixed charges included in income	485	953	930	880	867	835	892
Preference security dividend requirement of consolidated subsidiary	12	24	25	25	25	28	25
Capitalized Interest	15	28	28	24	11	11	13
Interest from discontinued operations	0	4	85	80	99	94	96

Total fixed charges, as defined	$512	$1,009	$1,068	$1,009	$1,002	$968	$1,026

Ratio of Earnings to Fixed Charges	2.46	3.24	3.42	3.10	3.10	6.18	2.73

(a)	Earnings for the six months ended June 30, 2014 include: $282 million charge related to North Anna and offshore wind facilities legislation; $30 million charge related to other items; partially offset by $100 million net gain on the sale of our electric retail energy marketing business and $24 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the six months ended June 30, 2014.
(b)

Earnings for the twelve months ended June 30, 2014 include: $282 million charge related to North Anna and offshore wind facilities legislation; $40 million charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; $26 million charge related to the expected early shutdown of certain coal-fired generating units; $29 million charge related to other items; partially offset by $100 million net gain on the sale of our electric retail energy marketing business; $54 million of net gain related to our investments in nuclear decommissioning trust funds; $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; $29 million net benefit primarily resulting from the sale of Elwood. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended June 30, 2014.
(c)	Earnings for the twelve months ended December 31,2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; $40 million charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; $26 million charge related to the expected early shutdown of certain coal-fired generating units; $29 million charge related to other items ; partially offset by $81 million of net gain related to our investments in nuclear decommissioning trust funds; $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; $29 million net benefit primarily resulting from the sale of Elwood. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.
(d)	Earnings for the twelve months ended December 31, 2012 include $438 million of impairment and other charges related the planned shut-down of Kewaunee; $87 million of restoration costs associated with severe storms affecting our Dominion Virginia Power and Dominion North Carolina service territories; partially offset by a $36 million net gain related to our investments in nuclear decommissioning trust funds and $4 million net benefit related to other items. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2012.
(e)	Earnings for the twelve months ended December 31, 2011 include $228 million of impairment charges related to electric utility generation assets; $96 million of restoration costs associated with Hurricane Irene; $43 million impairment of excess emission allowances resulting from a new EPA Air Pollution Rule; $31 million net charge in connection with the Virginia State Corporation Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2009 and 2010 test years; $21 million of earthquake related costs, largely related to inspections following the safe shutdown of reactors at our North Anna nuclear power station; and a $45 million net charge related to other items; partially offset by a $24 million benefit related to litigation with the Department of Energy for spent nuclear fuel-related costs at our Millstone nuclear power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2011.
(f)	Earnings for the twelve months ended December 31, 2010 include a $2.4 billion benefit resulting from the sale of our Appalachian exploration and production (“E&P”) operations—primarily reflecting the gain on the sale partially offset by certain transaction costs and other related charges. Earnings for the period also include a $326 million charge related to the workforce reduction program primarily reflecting severance pay and other benefits to affected employees and $1 million net charge related to other items. Excluding the net effect of these items from the calculation would result in a lower ratio of earnings to fixed charges for the twelve months ended December 31, 2010.
(g)	Earnings for the twelve months ended December 31, 2009 include a $712 million charge for a partial refund of 2008 earnings and other amounts in connection with the settlement of Virginia Power’s 2009 rate case proceeding; a $455 million impairment charge as a result of the quarterly ceiling test performed on our gas and oil properties under the full cost method of accounting; a $31 million impairment charge related to an equity method investment; and a $10 million net charge related to other items. Earnings for the period also include a $103 million reduction in other operation and maintenance expense due to a downward revision in the nuclear decommissioning asset retirement obligation for a power station that is no longer in service. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2009.